centrica

RECEIVED
2006 MAY -3 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

24 April 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA





06013064

82-4578

SUPPL

Dear Sir / Madam

Centrica plc
Acquisition takes Centrica's Texas customer base to over 1 million

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

24 April 2006

Acquisition takes Centrica's Texas customer base to over 1 million

Centrica plc today announced that its North American subsidiary, Direct Energy, has acquired the customer base of Entergy Solutions Ltd within the Electricity Reliability Council of Texas (ERCOT) grid for a consideration of US$30 million (£16.85 million) in cash.

Direct Energy is acquiring more than 100,000 residential and commercial customers in the Houston and Dallas-Fort Worth areas and South Texas. The acquisition increases Direct Energy's Texas customer base to over one million customers.

This transaction underlines Direct Energy's on-going confidence in the Texas market, where the company has reinforced its position as the clear number three energy provider.

Sir Roy Gardner, Chief Executive of Centrica, said: "Following the acquisition earlier this year of the Paris Energy Center, which is Centrica's third power station in Texas, today's transaction further strengthens our commitment to this important market."

Enquiries

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 April 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("Shares" and the "Company", respectively) by Directors of the Company under its Share Incentive Plan ("SIP")

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 20 April 2006 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 April 2006 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	64	444,329
Mark Clare	64	906,803
Sir Roy Gardner	64	2,176,148
Jake Ulrich	64	799,912
Persons Discharging Managerial Responsibility		
Grant Dawson	64	383,906
Anne Minto	64	106,516
Chris Weston	46	66,631

* The 'Number of Shares Acquired' includes 44 Partnership shares (except for Chris Weston which includes 31 Partnership shares) acquired at 286.00 pence and 20 Matching shares (except for Chris Weston which includes 15 Matching shares) acquired at 284.33 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 6,658 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards April's allocation of Matching shares. The Directors listed above, together with some 5,304 other employees, are participants in the Plan and are potentially interested in the remaining 225 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.